Exhibit 99.1
UPDATE: Agria Sends Partial Takeover Offer to
Shareholders of PGG Wrightson Limited
Beijing, China — January 24, 2011 — Agria (Singapore) Pte Ltd (Agria) today sent its partial takeover offer to the shareholders of PGG Wrightson Limited (PGW) as of the record date (17 January 2011) in accordance with the Takeovers Code.
The offer is being made by Agria (Singapore) Pte Ltd, which will be jointly owned, directly or indirectly, by Agria Corporation (NYSE: GRO) and China-based New Hope Group (New Hope).
This follows Agria’s takeover notice given on 23 December 2010 in relation to Agria’s intention to acquire 38.3% of the shares in PGW it does not already own.
A new subscription agreement between Agria, Agria Corporation, Agria Asia Investments Limited and New Hope Group has also been entered into by these parties in connection with the takeover offer.
About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based company with investments in the agricultural sector. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
John Layburn	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.